                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                      (Amendment No. 5) (Final Amendment)
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                               FORUM GROUP, INC.
                           (Name of Subject Company)

                              FG ACQUISITION CORP.
                          MARRIOTT INTERNATIONAL, INC.
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                     349841304
                                  ---------------
                     (CUSIP Number of Class of Securities)

        Edward L. Bednarz, Esq.                         Copy to:
         FG Acquisition Corp.                    Jeffrey J. Rosen, Esq.
     Marriott International, Inc.                   O'Melveny & Myers
          10400 Fernwood Road               555 13th Street, N.W., Suite 500W
       Bethesda, Maryland 20817                Washington, D.C. 20004-1109
           (301) 380-9555                             (202) 383-5300
 (Name, Address and Telephone Number
   of Person Authorized to Receive
     Notices and Communications
       on Behalf of Bidders)

                            February 20 and 21, 1996
                            ------------------------
        Date of Event(s) which require filing Statement on Schedule 13D


                           CALCULATION OF FILING FEE

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
Transaction Valuation/1/: $305,194,175   Amount of Filing Fee/2/: $61,039
--------------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of Common Stock of Forum Group, Inc., (ii) all shares of Common Stock of Forum Group, Inc. issuable pursuant to Stock Options vested as of February 15, 1996, and (iii) all shares of Common Stock of Forum Group, Inc. issuable upon exercise of outstanding warrants (other than warrants which are to be cancelled pursuant to agreements with the holders thereof), in each case at $13.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FG Acquisition Corp. for such shares.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

    Amount previously paid: $61,039  Filing Party:  FG Acquisition Corp.
                                                    Marriott International, Inc.
     Form or registration no.:  Schedule 14D-1    Date Filed:  February 23, 1996

                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 8 pages)

                                Schedule 14D-1

----------------------------------------------------------------------------
     CUSIP NO.                  14D-1                   PAGE 2 OF 8 PAGES
     --------                                           -----------------
    349841304
    ---------
----------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        FG ACQUISITION CORP.

----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                     (b) [X]

----------------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------------

4  SOURCES OF FUNDS

       AF

----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(e) or 2(f)                               [ ]

----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

      INDIANA

----------------------------------------------------------------------------

7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

      22,341,895 SHARES OF COMMON STOCK (INCLUDING 103,414 SHARES SUBJECT TO GUARANTEED DELIVERY PROCEDURES)

----------------------------------------------------------------------------

8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                               [ ]

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9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      99.1%

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10  TYPE OF REPORTING PERSON

      CO

-----------------------------------------------------------------------

                                Schedule 14D-1

----------------------------------------------------------------------------
     CUSIP NO.                  14D-1                   PAGE 3 OF 8 PAGES
     --------                                           -----------------
    349843104
    ---------
----------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      MARRIOTT INTERNATIONAL, INC.

----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                     (b) [X]

----------------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------------

4  SOURCES OF FUNDS

      WC, BK

----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(e) or 2(f)                               [ ]

----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

----------------------------------------------------------------------------

7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

      22,341,895 SHARES OF COMMON STOCK (INCLUDING 103,414 SHARES SUBJECT TO GUARANTEED DELIVERY PROCEDURES)

----------------------------------------------------------------------------

8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES

----------------------------------------------------------------------------

9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      99.1%

----------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

      CO, HC
-----------------------------------------------------------------------

         This Amendment No. 5 (Final Amendment) to the Tender Offer Statement on
    Schedule 14D-1 and Amendment No. 4 to Schedule 13D (together with the
    Schedule 14D-1, the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of FG Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, without par value (the "Shares"), of Forum Group, Inc. (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 by and among the Company, the Purchaser and Parent. The
    Schedule 14D-1 was initially filed with the Securities and Exchange Commission (the "Commission") on February 23, 1996, and the Schedule 13D was initially filed with the Commission on February 28, 1996. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 23, 1996, which is attached as Exhibit (a)(9) to the Schedule 14D-1.

         In connection with the foregoing, the Purchaser and Parent are hereby amending and supplementing the Schedule 14D-1 as follows:

    ITEM 6  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a)-(b) is hereby amended and supplemented by the addition of the following paragraph thereto:

         The Offer expired at 12:01 a.m., New York City time, on Saturday, March 23, 1996. The Purchaser and Parent issued a press release on Monday, March 25, 1996 in which it disclosed that the Depositary had informed it that 22,341,895 Shares (approximately 99.1% of the outstanding Shares) were tendered and not withdrawn pursuant to the Offer, of which 103,414 Shares were tendered pursuant to notices of guaranteed delivery. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were
    accepted for payment.   A press release related to the foregoing is filed as
    Exhibit (a)(12) to the Schedule 14D-1 and is incorporated herein by reference.


    ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

         Exhibit (a)(12)  Press Release issued by the Purchaser and Parent dated
                          March 25, 1996.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 25, 1996               FG ACQUISITION CORP.

                                        By: /s/ Edward L. Bednarz
                                        --------------------------
                                        Name:  Edward L. Bednarz
                                        Title: Vice President

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 25, 1996               MARRIOTT INTERNATIONAL, INC.

                                        By: /s/ Joseph Ryan
                                        ---------------------------
                                        Name:  Joseph Ryan
                                        Title: Executive Vice President

                                 EXHIBIT INDEX



EXHIBIT NO.             DESCRIPTION
-----------             -----------
Exhibit (a)(12)         Press Release issued by the Purchaser and Parent dated
                        March 25, 1996.

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